[LETTERHEAD OF K&L GATES LLP]

October 31, 2008

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 3561
Attn:  H. Christopher Owings
Assistant Director

Re:	Asia Time Corporation
Registration Statement on Form S-1
Amendment No. 1 Filed September 17, 2008
File No. 333-150830

Dear Mr. Owings:

On behalf of Asia Time Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 2 on Form S-1/A (“Amendment No. 2”), to the registration statement that was originally filed on Form S-1 on May 12, 2008 (“Registration Statement”), as amended by amendment no. 1 filed on September 17, 2008 (“Amendment No. 1”). We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 2, in a clean and redline version marked to show changes from Amendment No. 1. We have been advised that changes in Amendment No. 2 from Amendment No. 1, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Registration Statement, the Commission issued a comment letter dated October 17, 2008. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Amendment No. 1 to Registration Statement on Form S-1

Selling Security Holders, page 60

Payments and Potential Payments Required in Connection with the Issuance of the Securities Being Registered, page 60

1.
Comment: We note your indication at the top of page 62 of the red-lined version of your registration statement that the expenses related to the Bonds and Warrants cannot be determined at this time. Please advise us as to why this amount cannot be determined at this time; in doing so, please tell us why, at the very least, the amount of expenses accrued to date could not be estimated at this time.

Response: We respectfully note your comment and have revised the disclosure to indicate such expenses of not less than approximately $106,000.

H. Christopher Owings
October 31, 2008

Comparison of Company Proceeds from to Potential Investor Profit, page 63

2.
Comment: We note that you include the possible redemption of the Bonds at 150.87% (at maturity) as part of all payments that have been made or that may be required to be made by the issuer, however, you do not include other payments that are disclosed on pages 61-62, such as payments of interest. Please explain why you included this particular payment but excluded other payments or revise accordingly.

Response: We respectfully note you comment and have inserted detailed tables to include the applicable payments that may be made in connection with the Bonds and the resulting Company proceeds and potential investor profits.

Item 15. Recent sales of unregistered securities

3.
Comment:  Please revise this discussion to address, as you do on page 32 of the red-lined version of your registration statement, that the Series A Convertible Preferred Stock has been converted to common stock.

Response: We respectfully note your comment and have revised the disclosure to address the conversion of the Series A Convertible Preferred Stock.

Exhibit 5.1

4.
Comment: The legality opinion indicates that each of "the Transaction Documents is dated November 9, 2008 unless otherwise indicated." It appears that this date should be retrospective in nature; please revise or advise.

Response: We respectfully note your comment and have revised and re-filed the opinion to correct the inadvertent reference to 2008.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:	Kwong Kai Shun, Asia Time Corporation
Ramin M. Olson, U.S. Securities and Exchange Commission